1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 10, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited* (A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

(1) REVISIONS OF ANNUAL CAPS FOR THE EXISTING
CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO
(PROVISION OF ENGINEERING DESIGN AND OTHER SERVICES)
AND
(2) NEW CONTINUING CONNECTED TRANSACTIONS WITH XINAN ALUMINUM (MUTUAL SUPPLY OF ALUMINUM PRODUCTS,
ALUMINUM FABRICATION PRODUCTS AND SERVICES)

Independent financial adviser to the
Independent Board Committee and Independent Shareholders

IMPORTANT NOTICE: PLEASE NOTE THAT ONE OF THE PURPOSES OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF ALUMINUM CORPORATION OF CHINA LIMITED WITH INFORMATION REGARDING THE PROPOSED REVISIONS OF ANNUAL CAPS FOR THE EXISTING CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO AND THE NEW CONTINUING CONNECTED TRANSACTIONS WITH XINAN ALUMINUM, SO THAT THE SHAREHOLDERS OF ALUMINUM CORPORATION OF CHINA LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS THAT WILL BE PROPOSED AT THE EXTRAORDINARY GENERAL MEETING

A letter from the board of directors of Aluminum Corporation of China Limited (the "Company") is set out on pages 1 to 15 of this circular. A letter from the Independent Board Committee of the Company is set out on pages 16 to 17 of this circular. A letter from Taifook Capital Limited containing its advice to the Independent Board Committee and the Independent Shareholders of the Company is set out on pages 18 to 30 of this circular.

An extraordinary general meeting ("EGM") of the Company will be held on Monday, 29 December 2008 at 9:00 a.m. at the Company's conference room, 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China. A notice convening the EGM is enclosed with this circular.

A reply slip and a form of proxy for use at the EGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who intend to attend the EGM shall complete and return the reply slip in accordance with the instructions printed thereon before Tuesday, 9 December 2008. Shareholders who intend to appoint a proxy to attend the EGM shall complete and return the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

10 November 2008

* For identification purpose only.

CONTENTS

Page

Definitions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ii

Letter from the Board. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

1.	Introduction. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

2.	Revisions of annual caps for the
	continuing connected transactions under the
	provision of engineering, construction and
	supervisory services agreement with Chinalco. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

3.	New non-exempt continuing connected transactions
	with Xinan Aluminum. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6

4.	Summary of the annual caps. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	12

5.	Information relating to the Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	13

6.	Information relating to the connected parties. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	13

7.	Extraordinary general meeting. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	14

8.	Recommendations. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	15

9.	Further information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	15

Letter from the Independent Board Committee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	16

Letter from Taifook Capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	18

Appendix - General Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	31

Notice of 2008 Third Extraordinary General Meeting. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	36

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"2003 CT Circular"	circular on renewal of the annual limits (caps) of the continuing connected transactions published by the Company dated 26 November 2003

"2006 CT Circular"	circular on renewal of the annual limits (caps) of the continuing connected transactions published by the Company dated 27 December 2006

"A Shares"	ordinary shares in the share capital of the Company with a nominal value of RMB1.00 each, which are subscribed for and paid in Renminbi

"Board"	the board of directors of the Company

"Chalco International Trading"

China Aluminum International Trading Corporation Limited (), a subsidiary of the Company owned as to 90.5% by the Company and as to 9.5% by Chinalco Property Development Co., Ltd. () a wholly-owned subsidiary of Chinalco

"Chalco SW Aluminum"

Chalco Southwest Aluminum Co., Ltd. () a limited liability company established in the PRC on 16 September 2004 and a 60% owned subsidiary of the Company upon completion of the Six Plants Acquisition. The remaining 40% equity interest is held by Xinan Aluminum. It is principally engaged in aluminum fabrication

"Chinalco"	Aluminum Corporation of China (), controlling shareholder of the Company

"Company"

Aluminum Corporation of China Limited* (), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, American depositary shares and A Shares are listed on the Hong Kong Stock Exchange, the New York Stock Exchange and the Shanghai Stock Exchange, respectively

"EGM"

the extraordinary general meeting of the Company to be convened to approve, among other things, (1) the revisions of the annual caps for the existing non-exempt continuing connected transactions with Chinalco; and (2) the new non-exempt continuing connected transactions with Xinan Aluminum for the two years ended 31 December 2009, which are subject to Independent Shareholders' approval as referred to in this circular

"Group"	the Company and its subsidiaries

"H Shares"

the overseas listed foreign-invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each which are subscribed for and traded in Hong Kong Dollars, and which are listed on the Main Board of The Stock Exchange of Hong Kong Limited

- ii -

DEFINITIONS

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Independent Board Committee"

the independent board committee of the Board, comprising Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Zhu Demiao and Mr. Wang Mengkui for the purpose of advising the Independent Shareholders in respect of: (1) the revisions of the annual caps for the existing non-exempt continuing connected transactions with Chinalco; and (2) the new non-exempt continuing connected transactions with Xinan Aluminum for the two years ended 31 December 2009

"Independent Shareholders"	the shareholders of the Company other than Chinalco, Xinan Aluminum and their respective associates

"Latest Practicable Date"	3 November 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

"Shareholders"	the holders of A Shares and holders of H Shares of the Company

"Six Plants Acquisition"

the acquisition by the Company of (1) 56.86% equity interest in Huaxi Aluminum Company Limited; (2) 75% equity interest in Chalco Ruimin Co., Ltd.; (3) 60% equity interest in Chalco Southwest Aluminum Co., Ltd.; (4) 100% equity interest in CSWA Cold Rolling Co., Ltd.; (5) 84.02% equity interest in Chinalco Henan Aluminum Company Limited; and (6) 100% equity interest in Lanzhou Longxing Aluminum Company Limited, from Chinalco in May 2008 for a total consideration of RMB4,180 million (approximately HK$4,460 million), which was described in the Company's circular dated 25 March 2008 and approved by the Company's independent shareholders on 9 May 2008

"Taifook Capital"

Taifook Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and the independent financial adviser to the Independent Shareholders in relation to (1) the revisions of the annual caps for the existing non-exempt continuing connected transactions with Chinalco; and (2) the new non-exempt continuing connected transactions with Xinan Aluminum for the two years ended 31 December 2009 as detailed in this circular

"Xinan Aluminum"

Xinan Aluminum (Group) Company Limited () or Southwest Aluminum (Group) Company Limited), a connected person of the Company by reason of its 40% equity interest in Chalco SW Aluminum, a subsidiary of the Company. It is the largest aluminum fabrication manufacturer in the PRC

- iii -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiao Yaqing	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal code: 100082
Non-executive Director:
Mr. Shi Chungui	Principal place of business:
No. 62 North Xizhimen Street
Independent non-executive Directors:	Haidian District
Mr. Kang Yi	Beijing
Mr. Zhang Zhuoyuan	The People's Republic of China
Mr. Wang Mengkui	Postal code: 100082
Mr. Zhu Demiao
Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

10 November 2008

To the Shareholders

Dear Sir or Madam,

(1) REVISIONS OF ANNUAL CAPS FOR THE EXISTING
CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO
(PROVISION OF ENGINEERING DESIGN AND OTHER SERVICES)
AND
(2) NEW CONTINUING CONNECTED TRANSACTIONS WITH XINAN ALUMINUM (MUTUAL SUPPLY OF ALUMINUM PRODUCTS,
ALUMINUM FABRICATION PRODUCTS AND SERVICES)

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 20 October 2008 in which the Board announced, among other things, (1) the proposed revision of annual caps for the existing non-exempt continuing connected transactions with Chinalco with respect to the provision of certain engineering design, construction and supervisory services under the Provision of Engineering, Construction and Supervisory Services Agreement; and (2) the new non-exempt continuing connected transactions with Xinan Aluminum with respect to the mutual supply of aluminum products and aluminum fabrication products and services.

- 1 -

LETTER FROM THE BOARD

As some of the applicable percentage ratios calculated in accordance with the Hong Kong Listing Rules for (1) the proposed revisions of annual caps in respect of the provision of engineering design, construction and supervisory services by Chinalco; and (2) the mutual supply of aluminum products and aluminum fabrication products and services with Xinan Aluminum exceed 2.5%, they are non-exempt continuing connected transactions subject to Independent Shareholders' approval in addition to the reporting and announcement requirements under the Hong Kong Listing Rules. An EGM will be convened to seek the approval of the Independent Shareholders in which Chinalco, Xinan Aluminum and their respective associates will abstain from voting on the resolutions proposed. An Independent Board Committee has been established to advise the Independent Shareholders in relation to such non-exempt continuing connected transactions and Taifook Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders.

The purposes of this circular are:

(i)	to provide you with information regarding the above proposals in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the EGM;

(ii)

to set out the letter of advice from Taifook Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee on the proposed revision of annual caps and the new continuing connected transactions as advised by Taifook Capital.

For the purpose of this circular, all historic transaction amounts are based either on the audited accounts of the Company or the unaudited management accounts of the Company. All historic figures that have been audited are indicated by an asterisk and those that are not marked with an asterisk are from the unaudited management accounts of the Company. The historic transaction amounts in connection with Xinan Aluminum have not been audited.

- 2 -

LETTER FROM THE BOARD

2.	REVISIONS OF ANNUAL CAPS FOR THE CONTINUING CONNECTED TRANSACTIONS UNDER THE PROVISION OF ENGINEERING, CONSTRUCTION AND SUPERVISORY SERVICES AGREEMENT WITH CHINALCO

2.1	Introduction

By the Provision of Engineering, Construction and Supervisory Services Agreement dated 5 November 2001, which was for an initial term of three years expiring on 30 June 2004 and subsequently extended by two extension agreements to 31 December 2009, Chinalco agreed to provide certain engineering, construction and supervisory services to the Group at the State-guidance price, and if there was no State-guidance price, then at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Co., Ltd., a subsidiary of Chinalco owned as to 95% by Chinalco and 5% by Chalco International Trading, which is the only construction main contractor in the PRC with specialized knowledge on the aluminum industry and accreditation by the PRC government.

2.2	Historic transactions and amounts

With the approval of the independent shareholders given at the extraordinary general meeting held on 27 February 2007, the annual cap of the transactions under the Provision of Engineering, Construction and Supervisory Services Agreement was set at RMB3,970 million for each year from 2007 to 2009.

The historic amounts of the services provided by Chinalco under the Provision of Engineering, Construction and Supervisory Services Agreement in each of the three years ended 31 December 2007 and in the first six months ended 30 June 2008 were:

Six months ended
Year ended 31 December	30 June
2005	2006	2007	2008
(RMB million)	(RMB million)	(RMB million)	(RMB million)

2,176*	1,454*	2,876*	3,358

The transaction amount in the first six months of 2008 of RMB3,358 million has not exceeded the existing annual cap for 2008 of RMB3,970 million.

- 3 -

LETTER FROM THE BOARD

2.3	Proposed annual caps for 2008 and 2009

Subject to Independent Shareholders' approval, the Directors propose to increase the annual caps for the continuing connected transactions under the Provision of Engineering, Construction and Supervisory Services Agreement to RMB11,000 million and RMB12,200 million for each of the two years ended 31 December 2008 and 2009 respectively.

Estimated annual caps for
2008 and 2009 year ending
31 December 2008	31 December 2009
(RMB million)	(RMB million)

11,000	12,200

2.4	Reasons for the proposed increase in annual caps

The reasons for the substantial upward increase in the proposed annual caps for the transactions under the Provision for Engineering, Construction and Supervisory Services Agreement are as follows:

(1)

Due to the rapid business expansion of the Group in recent years, there has been a substantial increase in the capital expenditure of the Company in the construction of new production plants as well as upgrading of various existing production plants. The historic capital expenditures for the three years ended 31 December 2007 as well as the estimated capital expenditures for the three years ending 31 December 2010 are set out in the table below:

Historic capital	Estimated capital
expenditure	expenditure
year ended 31 December	year ending 31 December
(RMB million)	(RMB million)
2005	2006	2007	2008	2009	2010

8,332*	8,621*	10,288*	19,574	21,448	18,348

There are substantial increases in the capital expenditure in years 2007 and 2008 as compared to the previous years. The substantial increase is mainly due to:

(a)

the 42 large scale (over RMB100 million) Greenfield projects of the Group, such as the construction of an alumina plant by the Chongqing branch of the Company, with an annual capacity of 800,000 tonnes with an estimated total investment of about RMB5.4 billion; and

- 4 -

LETTER FROM THE BOARD

(b)

various extension or upgrading projects of the Group's existing plants as well as plants acquired during the last two years, such as phase III of the alumina expansion project of the Company's Guangxi branch with an estimated total investment of about RMB4.5 billion and the aluminum smelter expansion project of the Company's subsidiary, Fushun Aluminum Company Limited, with an estimated total expenditure of about RMB2.5 billion.

(2)

There has been a change in the contracting relationship with Chinalco and its associates. Prior to 2008, for contracting services provided by Chinalco and its associates, the Group would pay directly most of the independent services providers engaged by Chinalco or its associates. Since 2008, Chinalco or its associates has been appointed as the main contractor for most of the major contracts of the Company and will settle the payment for services provided by the third party service providers engaged by it.

Of the estimated capital expenditures for each of the three years ended 31 December 2010, approximately 54% to 57% of total capital expenditure each year, as set out in the table below, will be carried out by Chinalco and its associates. Prior to 2008, only approximately 17% to 28% of the total capital expenditure each year were carried out by Chinalco and its associates. As a result of the change in contracting relationship, there will be an increase in the payments to be made to Chinalco and its associates for their services provided under the Provision of Engineering, Construction and Supervisory Services Agreement.

Year ending 31 December
2005	2006	2007	2008	2009	2010

(Historic)	(Estimated)

Amount conducted
by Chinalco
(RMB million)	2,176*	1,454*	2,876*	10,575	11,959	10,476

Capital expenditure
(RMB million)	8,332*	8,621*	10,288*	19,574	21,448	18,348

Percentage	26.1%	16.9%	27.9%	54%	54%	57%
- 5 -

LETTER FROM THE BOARD

(3)

Chinalco, through its acquisition of Changsha Engineering & Research Institute of Nonferrous Metallurgy and China Nonferrous Metal Industry Changsha Exploration & Design Research Institute () has increased its capacities to provide engineering design, construction and supervisory services relating to the alumina and aluminum production plants. In addition, China Aluminum International Engineering Co., Ltd., a subsidiary of Chinalco, is the only construction main contractor in the PRC with specialized knowledge on the aluminum industry and accreditation by the PRC government. Most of the large scale projects are therefore awarded to Chinalco and its associates which have expertise in the construction and design of alumina and aluminum production plants.

As some of the applicable percentage ratios for the proposed revisions of annual caps in respect of the provision of engineering design and other services by Chinalco exceed 2.5%, such transactions are subject to Independent Shareholders' approval in addition to the reporting and announcement requirements under the Hong Kong Listing Rules.

3.	NEW NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS WITH XINAN ALUMINUM

3.1	Introduction

Xinan Aluminum was once a connected person of the Company by reason of its being an associate of the Company's former substantial shareholder, China Cinda Asset Management Corporation. Upon China Cinda Asset Management Corporation ceasing as a substantial shareholder of the Company on 24 September 2005, Xinan Aluminum also ceased as a connected person of the Company. It became a connected person of the Company again on 1 June 2008 upon Chalco SW Aluminum becoming a subsidiary of the Company when the Six Plants Acquisition was completed. Chalco SW Aluminum is owned as to 60% by the Company and 40% by Xinan Aluminum. Xinan Aluminum is a connected person of the Company by reason of its being a substantial shareholder of Chalco SW Aluminum.

3.2	Chalco SW Aluminum

Xinan Aluminum has business relationships with the Company since the establishment of the Company in 2001. Its current business relationships with the Company and in particular with Chalco SW Aluminum, a subsidiary of the Company, are as follows:

(1)

Xinan Aluminum purchases primary aluminum from various branches and subsidiaries of the Company, such as the Guizhou branch and Zunyi Aluminum Company Limited as raw materials for processing into aluminum alloy ingots and other aluminum products and aluminum fabrication products and also purchases aluminum alloy ingots from other branches of the Company, such as Qinghai branch and Guizhou branch, for processing into aluminum fabrication products;

- 6 -

LETTER FROM THE BOARD

(2)

Xinan Aluminum sells the aluminum alloy ingots so processed or purchased to Chalco SW Aluminum for further processing. Xinan Aluminum also supplies water, electricity, gas and other services to Chalco SW Aluminum;

(3)

Chalco SW Aluminum processes the aluminum alloy ingots into aluminum alloy sheets or rolls and sells back such products to Xinan Aluminum for sale to Xinan Aluminum's customers after further fabrication. Chalco SW Aluminum also sells back to Xinan Aluminum the aluminum fabrication scraps produced during the fabrication process to Xinan Aluminum for recycling; and

(4)

Chalco International Trading, a subsidiary of the Company, is engaged in the import, export and trading of aluminum related products; it purchases processed aluminum fabrication products from Xinan Aluminum for sale to its customers.

Transactions described in (1) (sale of primary aluminum and aluminum alloy ingots) and (3) (sale of processed aluminum alloy sheets or rolls and scraps) constitute sale (revenue) transactions of the Company. Transactions described in (2) (purchase of aluminum alloy ingots by Chalco SW Aluminum) and (4) (purchase of processed aluminum fabrication products by Chalco International Trading) constitute purchase (expenditure) transactions of the Company.

Upon completion of the Six Plants Acquisition (which includes the acquisition of Chalco SW Aluminum) and starting July 2008, Chalco SW Aluminum begins to purchase part of its aluminum alloy ingots directly from the Guizhou and Qinghai branches of the Company for processing into aluminum alloy sheets or rolls. Chalco SW Aluminum continues to but purchased a reduced volume of aluminum alloy ingots from Xinan Aluminum.

Xinan Aluminum became a connected person of the Company on 1 June 2008 and the transactions between it and the Company are subject to the announcement and reporting requirements under the Hong Kong Listing Rules since that date. As the transactions between the Company (including its branches and subsidiaries), Xinan Aluminum and Chalco SW Aluminum had been going on for years since 2001 well before Xinan Aluminum became a connected person of the Company, and it took time for the directors to actually take over the management of Chalco SW Aluminum upon completion of the Six Plants Acquisition and to ascertain the exact amount of the historic transactions that had been conducted, the directors consider that it is appropriate to include the transactions with Xinan Aluminum in the announcement dated 20 October 2008 and deal with them together with the other continuing connected transactions. The directors were able to ascertain the full extent of the historic transaction amounts with Xinan Aluminum only in the middle of August 2008.

- 7 -

LETTER FROM THE BOARD

3.3	Historical transactions and amounts

The historic amounts of the transactions between Xinan Aluminum and the Company (including Chalco SW Aluminum and Chalco International Trading) are as follows:

Year ending 31 December
2005	2006	2007	2008	2009
(Historic)	(Estimated)
(RMB million)

Revenue
Sale of primary aluminum
and aluminum alloy
ingots to Xinan Aluminum	650	1,920	3,507	3,610	2,150

Sale of processed aluminum
alloy sheets or rolls and
fabrication scraps to
Xinan Aluminum	1,000	3,184	4,400	4,500	4,100

Total:	1,650	5,104	7,907	8,110	6,250

	Five months ended	Three months ended
	31 May 2008	31 August 2008
	(RMB million)	(RMB million)

Revenue
Sale of primary aluminum
and aluminum alloy
ingots to Xinan Aluminum	1,076	593

Sale of processed aluminum
alloy sheets or rolls and
fabrication scraps to
Xinan Aluminum	1,679	989

Total:	2,755	1,582

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LETTER FROM THE BOARD

Year ending 31 December
2005	2006	2007	2008	2009
(Historic)	(Estimated)
(RMB million)

Expenditure
Purchase of aluminum
alloy ingots, water,
electricity, gas and
other services by
Chalco SW Aluminum	1,050	3,150	4,000	3,500	2,850
			(Note)
Purchase of processed
aluminum fabrication
products by Chalco
International Trading	0	500	1,000	518	622

Total:	1,050	3,650	5,000	4,018	3,472

	Five months ended	Three months ended
	31 May 2008	31 August 2008
	(RMB million)	(RMB million)

Expenditure
Purchase of aluminum
alloy ingots, water,
electricity, gas and
other services by
Chalco SW Aluminum	1,588	946

Purchase of processed
aluminum alloy sheets
or rolls by Chalco
International Trading	150	127

Total:	1,738	1,073

Note:

Chalco SW Aluminum commenced its production in July 2005. In 2006, it had not yet reached its maximum annual production capacity of 350,000 tonnes as it normally takes some time for a factory to reach its full production capacity. This explains the initial transaction amounts of RMB1,050 million in 2005 and RMB3,150 million in 2006.

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LETTER FROM THE BOARD

3.4	Historical fluctuations

The major reasons for the decrease in the sale and purchase transactions with Xinan Aluminum for the two years ending 31 December 2009 as compared with the annual amount in the year 2007 are follows:

(1)

As stated above, since July 2008, Chalco SW Aluminum begins to purchase part of its aluminum alloy ingots directly from the Guizhou and Qinghai branches of the Company instead of from Xinan Aluminum for processing into aluminum alloy sheets or rolls. It is estimated that the purchase of aluminum alloy ingots from the Company will amount to 65,000 tonnes for the six months ending 31 December 2008 and for the 12-month ending 31 December 2009 would be approximately 154,000 tonnes. As a result, the purchase of aluminum alloy ingots from Xinan Aluminum will reduce which in turn will reduce the subsequent transactions between Chalco SW Aluminum and Xinan Aluminum and the aggregate amounts of such transactions; and

(2)

Chalco International Trading may purchase more aluminum alloy sheets or rolls directly from Chalco SW Aluminum, which will result in a reduction in the purchase from Xinan Aluminum in 2008 and 2009, compare to 2007.

3.5	Proposed annual caps

Based on the above estimates which are determined based on the historic transaction amounts but taking into consideration the anticipated future reduction in sale and purchase volume as stated in paragraphs (1) and (2) above, and by adding a buffer of about 15% to provide for any possible upward increase in unit price or transaction quantity, the Directors would like to set the aggregate annual caps of the transactions with Xinan Aluminum as follows:

Estimated annual caps for 2008 and 2009
Year ending
	31 December 2008	31 December 2009
	(RMB million)	(RMB million)

Revenue	9,000	7,000

Expenditure	4,600	4,000

Given the historic fluctuation in the market price of primary aluminum with the lowest price at RMB17,700 per tonne and the highest price at RMB20,600 per tonne in the one-year period from 1 September 2007 to 31 August 2008 (a fluctuation range of 17%), the directors consider the 15% buffer to be fair and reasonable in the current market condition.

As the relevant percentage ratios of the continuing connected transactions with Xinan Aluminum exceed 2.5%, they are non-exempt continuing connected transactions and are therefore subject to Independent Shareholders' approval.

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LETTER FROM THE BOARD

3.6	Mutual Provision of Products and Services Framework Agreement

In order to regulate the continuing connected transactions between Xinan Aluminum and the Company and its subsidiaries, the parties entered into a Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement (the "Mutual Provision of Products and Services Framework Agreement") on 20 October 2008, the major terms of which are set out below:

(1)	Parties:

Xinan Aluminum (for itself and on behalf of its subsidiaries and associates but exclude associates who are also subsidiaries of the Company) on the one part and the Company (for itself and on behalf of its relevant subsidiaries) on the other part

(2)	Transactions to be regulated:

*	sale of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum; such products include, among other things:

primary aluminum and aluminum alloy ingots

*	purchase of products and services by Chalco SW Aluminum from Xinan Aluminum; such products and services include, among other things:

aluminum alloy ingots, provision of equipment, water, electricity and gas; provision of maintenance and repair services; provision of unloading, transportation and storage services

*	sale of products by Chalco SW Aluminum to Xinan Aluminum, such products include, among other things:

aluminum alloy sheets or rolls, aluminum fabrication scraps

*	purchase of products by Chalco International Trading from Xinan Aluminum, such products mainly include:

aluminum fabrication products
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LETTER FROM THE BOARD

(3)	Price Determination:

*	according to State-prescribed price;

*	if there is no State-prescribed price, the State-guidance price;

*	if there is neither a Sate-prescribed price nor State-guidance, market price;

*	if none of the above is applicable, contract price.

"Market price" means the price for the same type of products or services charged by independent third parties in the same area or in the vicinity under normal commercial terms or the price for the same type of products or services charged by independent third parties under normal commercial terms in the PRC;

"Contract price" means the price determined in accordance with "reasonable costs plus reasonable profit"; "reasonable costs" means the actual costs of another product or service provider acknowledged by both parties, and "reasonable profit" means reasonable costs multiplied by an average profit margin in the same industry.

The Mutual Provision of Products and Services Framework Agreement is for a term of 19 months from 1 June 2008 to 31 December 2009 and is subject to approval by the Independent Shareholders at the EGM. As Xinan Aluminum and its associates are connected persons of the Company, they are required to abstain from voting at the resolutions proposed at the EGM.

4.

SUMMARY OF THE ANNUAL CAPS

In summary, the proposed revision of the annual caps for the continuing connected transactions under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed annual caps under the new Mutual Provision of Products and Services Framework Agreement for each of the two financial years ending 31 December 2009 are as follows:

Proposed Annual Caps

Expenditure/

(RMB million)

Connected Party

Transaction

Revenue

2008

2009

Provision of Engineering, Construction and Supervisory Services

Chinalco

Provision of engineering

Expenditure

11,000

12,200

design, construction and
supervisory services
by Chinalco

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LETTER FROM THE BOARD

Mutual Provision of Products and Services Framework Agreement

Xinan Aluminum

Product sales of

Revenue

9,000

7,000

(1)	primary aluminum
and aluminum
alloy ingots; and

(2)	processed aluminum
alloy sheets (rolls),
to Xinan Aluminum

Xinan Aluminum

Purchase of

Expenditure

4,600

4,000

(a)	aluminum alloy ingots
by Chalco SW
Aluminum; and
(b)	aluminum alloy
sheets by Chalco
International Trading

5.	INFORMATION RELATING TO THE COMPANY

The Company is the largest producer of alumina and primary aluminum in the PRC. The scope of business of the Company includes bauxite mining, alumina refining and primary aluminum smelting. Its principal products include alumina and primary aluminum.

6.	INFORMATION RELATING TO THE CONNECTED PARTIES

6.1	Chinalco

Chinalco is a substantial shareholder of the Company, holding directly approximately 38.56% equity interest in the Company. It is a State-owned enterprise whose principal business activities include aluminum fabrication, copper fabrication and manufacturing of aluminum.

6.2	Xinan Aluminum

Xinan Aluminum was once a connected person of the Company by reason of its being an associate of the Company's former substantial shareholder, China Cinda Asset Management Corporation. Upon China Cinda Asset Management Corporation ceasing as a substantial shareholder of the Company on 24 September 2005, Xinan Aluminum also ceased as a connected person of the Company.

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LETTER FROM THE BOARD

It became a connected person of the Company again on 1 June 2008 upon completion of the Six Plants Acquisition when Chalco SW Aluminum (which is owned as to 60% by the Company and 40% by Xinan Aluminum) became a subsidiary of the Company. It is a connected person of the Company according to the Hong Kong Listing Rules by reason of its being a substantial shareholder of the Company at the subsidiary level.

Xinan Aluminum is the largest aluminum fabrication manufacturer in the PRC. Its business activities include the production of various types of aluminum alloy sheets, plates and strips products which may be further processed into various architectural products such as window and curtain walls.

7.	EXTRAORDINARY GENERAL MEETING

A notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Monday, 29 December 2008 at 9:00 a.m. is set out on pages 36 to 39 of this circular.

A form of proxy and the reply slip for use at the EGM are enclosed with this circular. Whether or not you are able to attend the EGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). In order to be valid, for holders of H Shares, the above documents must be delivered to the H Share Registrar of the Company, Hong Kong Registrars Limited, 46/F Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

Chinalco, Xinan Aluminum and their respective associates will abstain from voting at the resolutions at the EGM. Save as disclosed above, no other shareholders are required to abstain from voting at the EGM.

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LETTER FROM THE BOARD

8.	RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 16 to 17 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders.

The advice of Taifook Capital, the independent financial adviser to the Independent Board Committee, on the fairness and reasonableness of (i) the proposed revisions of the annual caps with respect to the provision of engineering design, construction and supervisory services under the Provision of Engineering, Construction and Supervisory Services Agreement by Chinalco; (ii) the new continuing connected transactions with Xinan Aluminum under the proposed Mutual Provision of Products and Services Framework Agreement and the proposed annual caps for such transactions with Xinan Aluminum; and (iii) the entering into of the proposed Mutual Provision of Products and Services Framework Agreement with Xinan Aluminum, are set out on pages 18 to 30 of this circular. Taifook Capital considers that (i) the proposed revisions of the annual caps with respect to the provision of engineering design, construction and supervisory services under the Provision of Engineering, Construction and Supervisory Services Agreement by Chinalco; (ii) the new continuing connected transactions with Xinan Aluminum under the proposed Mutual Provision of Products and Services Framework Agreement and the proposed annual caps for such transactions with Xinan Aluminum; and (iii) the entering into of the Mutual Provision of Products and Services Framework Agreement with Xinan Aluminum, are on normal commercial terms, are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

The Directors (including the independent non-executive Directors) are of the view that (i) the proposed revisions of the annual caps with respect to the provision of engineering design, construction and supervisory services under the Provision of Engineering, Construction and Supervisory Services Agreement by Chinalco; (ii) the new continuing connected transactions with Xinan Aluminum under the proposed Mutual Provision of Products and Services Framework Agreement and the proposed annual caps for such transactions with Xinan Aluminum; and (iii) the entering into of the Mutual Provision of Products and Services Framework Agreement with Xinan Aluminum, are on normal commercial terms, are in the interests of the Company as well as its Shareholders. In coming to this view, the Directors have not taken into consideration the impact of the current financial crisis, as the crisis has arisen only after the Directors have embarked on formulating their view on this matter, and it is difficult, if not impossible, for the Directors to assess the extent of its impact at this stage. Accordingly, the Directors recommend all Shareholders to vote in favour of the relevant resolutions set out in the EGM Notice.

9.	FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman

- 15 -

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Aluminum Corporation of China Limited* (A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

To the independent Shareholders	10 November 2008

Dear Sir or Madam,

(1) REVISIONS OF ANNUAL CAPS FOR THE EXISTING
CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO
(PROVISION OF ENGINEERING DESIGN AND OTHER SERVICES)
AND
(2) NEW CONTINUING CONNECTED TRANSACTIONS WITH XINAN ALUMINUM
(MUTUAL SUPPLY OF ALUMINUM PRODUCTS,
ALUMINUM FABRICATION PRODUCTS AND SERVICES)

We refer to the circular of the Company dated 10 November 2008 to the Shareholders (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of (i) the proposed revisions of the annual caps with respect to the provision of engineering design, construction and supervisory services under the Provision of Engineering, Construction and Supervisory Services Agreement by Chinalco; (ii) the new continuing connected transactions with Xinan Aluminum under the proposed Mutual Provision of Products and Services Framework Agreement and the proposed annual caps for such transactions with Xinan Aluminum; and (iii) the entering into of the Mutual Provision of Products and Services Framework Agreement with Xinan Aluminum.

Taifook Capital has been appointed by the Company as the independent financial adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 18 to 30 of the Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 15 of this Circular and the additional information set out in the Appendix to this Circular.

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LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered (i) the proposed revisions of the annual caps with respect to the provision of engineering design, construction and supervisory services under the Provision of Engineering, Construction and Supervisory Services Agreement by Chinalco; (ii) the new continuing connected transactions with Xinan Aluminum under the proposed Mutual Provision of Products and Services Framework Agreement and the proposed annual caps for such transactions with Xinan Aluminum; and (iii) the entering into of the Mutual Provision of Products and Services Framework Agreement with Xinan Aluminum, and taken into account the advice from Taifook Capital and in particular the principal factors and reasons set out in the letter of advice from Taifook Capital, we are of the view that (i) the proposed revisions of the annual caps with respect to the provision of engineering design, construction and supervisory services under the Provision of Engineering, Construction and Supervisory Services Agreement by Chinalco; (ii) the new continuing connected transactions with Xinan Aluminum under the proposed Mutual Provision of Products and Services Framework Agreement and the proposed annual caps for such transactions with Xinan Aluminum; and (iii) the entering into of the Mutual Provision of Products and Services Framework Agreement with Xinan Aluminum, are on normal commercial terms, are in the interests of the Company and the Shareholders as a whole and the terms of the non-exempt continuing connected transactions are fair and reasonable.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Chairman
Kang Yi, Zhang Zhuoyuan,
Wang Mengkui, Zhu Demiao
Independent non-executive Directors

- 17 -

LETTER FROM TAIFOOK CAPITAL

25th Floor
New World Tower
16-18 Queen's Road Central
Hong Kong

10 November 2008

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

(1) REVISIONS OF ANNUAL CAPS FOR THE EXISTING
CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO
(PROVISION OF ENGINEERING DESIGN AND OTHER SERVICES)
AND
(2) NEW CONTINUING CONNECTED TRANSACTIONS WITH XINAN ALUMINUM (MUTUAL SUPPLY OF ALUMINUM PRODUCTS,
ALUMINUM FABRICATION PRODUCTS AND SERVICES)

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to (i) the proposed revised annual caps of the provision of engineering design, construction and supervisory services by Chinalco and its associates (excluding the Group) (the "Chinalco Group") to the Group (the "Chinalco Transactions") for the two years ending 31 December 2009; and (ii) the terms of the mutual provision of products and services between Xinan Aluminum and its associates (excluding the Group) (the "Xinan Aluminum Group") and the Group (the "Xinan Transactions") (including the proposed annual caps thereof for the two years ending 31 December 2009) in accordance with the Mutual Provision of Products and Services Framework Agreement dated 20 October 2008 entered into between the Company and Xinan Aluminum (the "Xinan Agreement"), details of which are set out in the circular of the Company dated 10 November 2008 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same respective meanings as defined in the Circular unless the context otherwise requires.

As advised by the directors of the Company (the "Directors"), as at the Latest Practicable Date, (i) Chinalco was the controlling shareholder of the Company; and (ii) Xinan Aluminum was a substantial shareholder of Chalco SW Aluminum, which has been a subsidiary of the Company since June 2008. Accordingly, both Chinalco and Xinan Aluminum are connected persons of the Company and the Chinalco Transactions and Xinan Transactions constitute continuing connected transactions for the Company under the Hong Kong Listing Rules. The proposed revised annual caps of the Chinalco Transactions and the Xinan Transactions and the proposed annual caps thereof will be subject to the approval of the Independent Shareholders by poll at the EGM. As advised by the Directors, Chinalco and its associates will abstain from voting on the proposed resolution(s) in relation to the proposed revised annual caps for the Chinalco Transactions, and Xinan Aluminum and its associates will abstain from voting on the proposed resolution(s) in relation to the Xinan Transactions and their proposed annual caps at the EGM.

- 18 -

LETTER FROM TAIFOOK CAPITAL

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide you with our independent opinion and recommendations as to whether (i) the entering into of the Xinan Agreement is in the interests of the Company and the Independent Shareholders as a whole and in the ordinary and usual course of business of the Group, and the terms thereof are on normal commercial terms and are fair and reasonable so far as the interests of the Company and the Independent Shareholders are concerned; and (ii) the proposed revised annual caps of the Chinalco Transactions and the proposed annual caps of the Xinan Transactions for the two years ending 31 December 2009 are fair and reasonable so far as the interests of the Company and the Independent Shareholders are concerned. The Independent Board Committee, the composition of which is set out in the "Letter from the Independent Board Committee" of the Circular, has also been established to advise the Independent Shareholders in relation to the terms of the Xinan Transactions and the proposed annual caps of the Chinalco Transactions and the Xinan Transactions.

BASES AND ASSUMPTIONS

In formulating our recommendations, we have relied on the financial and other information and facts supplied to us and representations expressed by the Directors and/or the management of the Group and have assumed that all such financial and other information and facts provided and any representations made to us or contained in the Circular were true, accurate and complete at the time they were made and continue to be so at the date of despatch of the Circular and during the period up to the date of the EGM, and have been properly extracted from the relevant underlying accounting records (in the case of financial information) and made after due and careful inquiry by the Company, the Directors and the management of the Group. We have been advised by the Directors and/or the management of the Group that all relevant information has been supplied to us and that no material facts have been omitted from the information supplied and representations expressed to us and we are not aware of any facts or circumstances which would render such information provided and representations made to us untrue, inaccurate or misleading.

Our review and analyses were based upon, among others, the information provided by the Company as set out below:

(i)

the Provision of Engineering, Construction and Supervisory Services Agreement dated 5 November 2001 entered into between Chinalco and the Company (the "Chinalco Agreement") and the agreements dated 28 June 2004 and 26 December 2006 regarding the extension of the term of, among others, the Chinalco Agreement (the "Extension Agreements");

(ii)	the Xinan Agreement; and

(iii)	the Circular.

We have discussed with the Directors and/or the management of the Group with respect to the terms of and reasons for the Xinan Transactions and the proposed revised annual caps of the Chinalco Transactions and the proposed annual caps of the Xinan Transactions, and consider that we have reviewed sufficient information to reach an informed view and have no reason to doubt the completeness, truth or accuracy of the information and facts provided and representations made to us. We have not, however, conducted an independent verification of the information nor have we conducted any form of investigation into the business, affairs, financial positions or prospects of the Group, the Chinalco Group and Xinan Aluminum Group.

- 19 -

LETTER FROM TAIFOOK CAPITAL

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the proposed revised annual caps of the Chinalco Transactions, and the terms of the Xinan Transactions and proposed annual caps thereof, we have considered the following principal factors and reasons:

(I)	The Chinalco Transactions

1.	Background and reasons

The Group is principally engaged in bauxite mining, alumina refining and primary aluminum smelting operations. The principal products of the Group include alumina and primary aluminum.

As advised by the Directors, Chinalco is a State-owned enterprise whose principal business activities include aluminum fabrication, copper fabrication and manufacturing of aluminum and provision of related engineering and construction services.

The Directors consider that the provision of engineering design, construction and supervisory services by the Chinalco Group to the Group under the Chinalco Agreement enhances the smooth operations of the Group and enables the Group to allocate more resources towards its principal activities.

On 5 November 2001, Chinalco and the Company entered into the Chinalco Agreement for a term of three years with effect from 1 July 2001, whereby the Chinalco Group shall provide engineering design, construction and supervisory services to the Group, while the Group shall provide engineering design services to the Chinalco Group. Our opinion and discussion herein will be confined to the provision of engineering design, construction and supervisory services by the Chinalco Group to the Group only for which Independent Shareholders' approval will be sought for the proposed revised annual caps.

On 28 June 2004 and 26 December 2006, Chinalco and the Company entered into the Extension Agreements such that the term of the Chinalco Agreement has been extended to 31 December 2009. As disclosed in the announcement of the Company dated 27 February 2007, the Company obtained independent shareholders' approval for, among others, the continuation of the Chinalco Transactions and the proposed annual caps for the Chinalco Transactions for each of the three years ending 31 December 2009, which was set at RMB3,970 million per annum (the "Existing Caps").

The Company has noted that the total amount of the Chinalco Transactions for the six months ended 30 June 2008 had reached approximately RMB3,358 million. The Directors anticipate that the total amount of the Chinalco Transactions for each of the two years ending 31 December 2009 will exceed the Existing Caps. The Directors therefore propose to revise the proposed annual caps of the Chinalco Transactions for each of the two years ending 31 December 2009.

- 20 -

LETTER FROM TAIFOOK CAPITAL

2.	The proposed revised annual caps

As stated in the "Letter from the Board" of the Circular ("Letter from the Board"), the historical amounts, estimated amounts and proposed revised annual caps of the Chinalco Transactions are as follows:

Historical amounts	Estimated amounts
Year ended	Six months	Year ending
31 December	ended 30 June	31 December
(RMB million)	(RMB million)	(RMB million)
2006	2007	2008	2008	2009

1,454	2,876	3,358	10,575	11,959

Proposed revised annual caps	11,000	12,200

We understand from the management of the Group that the main reasons for the substantial increase in the proposed annual caps for the Chinalco Transactions in 2008 and 2009 are as follows:

1.

the Group has been expanding rapidly in recent years, through the construction of new plants and expansion and upgrading of its production plants and through mergers and acquisitions. As a result, the Company expects that there will be a substantial increase in the capital expenditure of the Group in 2008 and 2009 as compared to the previous years. As mentioned in the Letter from the Board, the estimated total capital expenditure of the Group in 2008 and 2009 are approximately RMB19,574 million and RMB21,448 million respectively, representing a substantial increase over the total capital expenditure of approximately RMB10,288 million in 2007 and approximately RMB8,621 million in 2006;

2.

there has been a change in the contracting relationship with the Chinalco Group. As advised by the Directors, in the past, most of the fees in relation to the construction of production plants and facilities were settled directly by the Group with the independent equipment or services providers. From late 2007, the Group started to engage the Chinalco Group as the main contractor for some of the construction projects of the Group, under which the Chinalco Group will settle the payment for equipment and services provided by third party providers engaged by it. The Directors consider that the engagement of the Chinalco Group as main contractor would allow the Group to concentrate more resources towards its business in the production and sale of alumina, primary aluminum and aluminum fabrication products. As such, the number of construction projects of which the Chinalco Group acted as the main contractor increased in 2008. Under the main contractor model, the transaction amounts between the Group and the Chinalco Group, which include also the fees of third party providers engaged by the Chinalco Group, will be higher as compared to the case where the Chinalco Group does not act as the main contractor and the Group settles the amount directly with third party providers. Such change in contracting relationship with the Chinalco Group is expected to result in a higher percentage of the amount of the Chinalco Transactions in the Group's total capital expenditure in 2008 and 2009; and

- 21 -

LETTER FROM TAIFOOK CAPITAL

3.

as advised by the Directors, through the acquisitions of (Changsha Engineering & Research Institute of Nonferrous Metallurgy) in late 2007 and (China Nonferrous Metal Industry Changsha Exploration & Design Research Institute) in mid 2008, the Chinalco Group has increased its capacities and abilities in providing engineering design, construction and supervisory services relating to the alumina and aluminum production plants. In addition, as advised by the Directors, (China Aluminum International Engineering Co., Ltd.), a subsidiary of Chinalco, is the only construction main contractor in the People's Republic of China (the "PRC") with specialized knowledge in the aluminum industry and accreditation by the PRC government. Accordingly, for 2008 and 2009, more large scale projects are awarded to the Chinalco Group which has expertise in the construction and design of alumina and aluminum production plants.

In order to assess the fairness and reasonableness of the proposed revised annual caps of the Chinalco Transactions, we have taken into account: (i) the expansion plan of the Group and accordingly the increase in the estimated total capital expenditure of the Group for each of 2008 and 2009 by approximately 90% and 108% over the historical total capital expenditure of the Group for 2007; (ii) the change in the contracting relationship with the Chinalco Group has resulted in a significant increase in the transaction amounts with the Chinalco Group; (iii) the increase in projects awarded to the Chinalco Group as a result of the increase in its capacities and abilities in providing engineering design, construction and supervisory services relating to the alumina and aluminum production plants through, among others, acquisitions of companies engaging in such business; and (iv) the proposed revised annual caps of the Chinalco Transactions for the two years ending 31 December 2009 are determined based on the capital expenditure plan of the Group. We have reviewed information including, among others, (i) the historical trend on the turnover of the Group from 2005 to 2007; (ii) the capital expenditure plan of the Group provided by the Company; and (iii) the circular of the Company in relation to recent acquisitions of the Group showing the expansion of the Group in recent years. We noted from the capital expenditure plan that a large portion of the total expected capital expenditure of the Group was attributable to projects in which the Chinalco Group acts as the main contractor and that the capital expenditure plan is in line with paragraphs (1) and (2) as mentioned above.

As advised by the Directors, in arriving at the annual caps, the Directors have not taken into consideration the impact of the current financial crisis, as the crisis has arisen only after the Directors have embarked on formulating the annual caps. However, based on the view of the Directors that it is difficult, if not impossible, for them to assess the extent of the impact of the financial crisis at this stage and having considered the bases adopted by the Company and factors considered by the Directors in arriving at the proposed revised annual caps of the Chinalco Transactions as mentioned above, we consider that the proposed annual caps of the Chinalco Transactions for the year ending 31 December 2008 and 2009 are fair and reasonable.

- 22 -

LETTER FROM TAIFOOK CAPITAL

(II)	The Xinan Transactions

1.	Background and reasons

As stated in the Letter from the Board, Xinan Aluminum is the largest aluminum fabrication manufacturer in the PRC. As advised by the Directors, the business activities of Xinan Aluminum include the production and sale of aluminum fabrication products such as aluminum alloy sheets, plates, strips, foils, tubes, rods and bars, forgings, etc.

The Group is principally engaged in bauxite mining, alumina refining and primary aluminum smelting operations. The principal products of the Group include alumina and primary aluminum.

As advised by the Directors, Chalco SW Aluminum is principally engaged in the production of aluminum alloy sheets and rolls. As stated in the Letter from the Board, since June 2008, Chalco SW Aluminum has become a 60% subsidiary of the Company, and Xinan Aluminum, by virtue of being a substantial shareholder of Chalco SW Aluminum, has become a connected person of the Company.

As advised by the Directors, Xinan Aluminum Group has business relationships with the Group since the establishment of the Company in 2001, and Chalco SW Aluminum has principally worked as a processing enterprise for Xinan Aluminum Group. As advised by the Directors, the current business relationships between the Group (including Chalco SW Aluminum) and Xinan Aluminum Group are summarized as follows:

(i)

Xinan Aluminum Group purchases primary aluminum from various branches and subsidiaries of the Company as raw materials for processing into aluminum alloy ingots and other aluminum fabrication products and also purchases aluminum alloy ingots from branches of the Company for processing into other aluminum fabrication products and for sale to Chalco SW Aluminum (the aforesaid sales by the Group to the Xinan Aluminum Group together are hereinafter referred to as "Sale Transactions A");

(ii)

Xinan Aluminum Group also sells aluminum alloy ingots, some of which are produced by Xinan Aluminum Group and some of which are purchased by Xinan Aluminum Group from the Group and third parties, to Chalco SW Aluminum for further processing. Xinan Aluminum Group also supplies ancillary materials and spare parts, equipment, water, electricity, gas and provides maintenance and repair, loading and unloading, transportation and storage services to the Group (the aforesaid purchases by the Group from Xinan Aluminum Group together are hereinafter referred to as "Purchase Transactions C");

(iii)

Chalco SW Aluminum processes the aluminum alloy ingots into aluminum alloy sheets or rolls and sells part of such products to Xinan Aluminum Group for sale to Xinan Aluminum Group's customers after further fabrication. Chalco SW Aluminum also sells to Xinan Aluminum Group the aluminum fabrication scraps produced during the fabrication process to Xinan Aluminum Group for recycling (the aforesaid sales by the Group to the Xinan Aluminum Group together are hereinafter referred to as "Sale Transactions B"); and

- 23 -

LETTER FROM TAIFOOK CAPITAL

(iv)

Chalco International Trading, a subsidiary of the Company which as advised by the Directors, is principally engaged in import, export and trading of alumina, aluminum and fabrication products, and materials relating to the production of alumina and aluminum, purchases aluminum fabrication products from Xinan Aluminum Group for sale to its customers (the aforesaid purchases by the Group from Xinan Aluminum Group are hereinafter referred to as "Purchase Transactions D").

As advised by the Directors, prior to July 2008, all purchases of raw materials and sale of products by Chalco SW Aluminum were conducted by Xinan Aluminum as Chalco SW Aluminum was primarily a processing enterprise for the Xinan Aluminum Group. Starting from July 2008 after Chalco SW Aluminum has become a 60% subsidiary of the Company since June 2008, Chalco SW Aluminum begins to purchase part of its aluminum alloy ingots directly from the Group (instead of purchasing all aluminum alloy ingots from Xinan Aluminum) for processing into aluminum alloy sheets and rolls. In addition, the Directors expect that the amount of aluminum alloy ingots purchased by Chalco SW Aluminum from the Group will further increase and that purchased from Xinan Aluminum Group will further reduce in 2009. Having considered that Chalco SW Aluminum will purchase more aluminum alloy ingots directly from the Group in 2009, the Directors expect that Xinan Aluminum Group's purchase of aluminum alloy ingots from the Group will cease in 2009. On the other hand, starting from July 2008, Chalco SW Aluminum sells its aluminum alloy sheets and rolls not only to Xinan Aluminum Group but also to the Group and/or other third parties. The Directors expect that the amount of aluminum alloy rolls and sheets sold by Chalco SW Aluminum to the Group and third parties will further increase and that sold to Xinan Aluminum Group will further reduce in 2009. We understand from the Directors that in estimating the amount of aluminum alloy rolls and sheets sold by Chalco SW Aluminum to the Group and third parties in 2009, the Directors have taken into account the historical amount of such transactions in recent months and the expected demand for Chalco SW Aluminum's products by Chalco Southwest Aluminum Cold Rolling Company Limited (), a subsidiary of the Group, following the commencement of its production expected to take place in 2009. Based on the above and given that Chalco SW Aluminum is under the control of the Company and its business will integrate with the Group, we concur with the view of the Directors that the increase in sale of aluminum alloy sheets and rolls to the Group and/or other third parties and purchase of aluminum alloy ingots from the Group by Chalco SW Aluminum after Chalco SW Aluminum becomes a subsidiary of the Company are reasonable.

2.	Major terms of the Xinan Agreement

On 20 October 2008, the Company and Xinan Aluminum entered into the Xinan Agreement for a term from 1 June 2008 to 31 December 2009, the principal terms of which are summarized as follows:

1.	Products and services	(i)	by the Group (including the Company's branches)
	to be provided:		to Xinan Aluminum Group:

primary aluminum, aluminum alloy ingots, aluminum
fabrication products, and aluminum fabrication scraps

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LETTER FROM TAIFOOK CAPITAL

		(ii)	by Xinan Aluminum Group to the Group (including the Company's branches):

(1) aluminum alloy ingots, aluminum fabrication products; (2) provision of ancillary materials, spare parts, related equipment, water, electricity and gas; (3) maintenance and repair services; (4) loading and unloading, transportation and storage services

2.	Price at which the goods	(i)	where there is a state-prescribed price, according
	and services will be		to state-prescribed price;
provided:
		(ii)	if there is no state-prescribed price but there is a state-guidance price, then according to the state-guidance price;

(iii)

if there is neither a state-prescribed price nor a state-guidance price, then according to market price, which means (1) the price for the same type of products or services charged by independent third parties under normal commercial terms in the same area or in the vicinity, or (2) the price for the same type of products or services charged by independent third parties under normal commercial terms in the PRC ("Market Price"); and

(iv)

if none of the above is applicable, then according to the contractual price, which means the price determined in accordance with "reasonable costs plus reasonable profit" ("reasonable costs" means the actual costs of another product or service provider acknowledged by both parties ("Reasonable Costs"), and "reasonable profit" means Reasonable Costs multiplied by an average profit margin in the same industry).

Under the Xinan Agreement, either party shall provide goods or services to the other party on terms which are no more favourable or no less favourable than those offered to independent third parties.

3.	Termination of provision	The provision of specific type of product or service may be terminated
	of specific product or	by either party of the specific contract for the provision of
	service:	such product or service by giving to the other party not less than six months' prior written notice. The provision of such product or service can then be terminated after agreed upon by the parties.

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LETTER FROM TAIFOOK CAPITAL

4.	Other major terms:

Both parties are entitled to sell the products or services to, or purchase the products or services from, third party if the third party purchases or sells the same or similar products or services at a more favourable price than the price available under the Xinan Agreement. Both parties are entitled to purchase the products or services from third party if the provision of products or services by the selling party cannot meet the demand (either qualitatively or quantitatively) of the purchasing party and in accordance with the provisions of the Xinan Agreement.

Each party shall give priority in purchasing from or selling to the other party under the Xinan Agreement provided that the terms offered by third party is same as the terms offered by the other party.

We have reviewed some contracts for the sale of aluminum ingots by the Group to independent third parties and discussed with the management of the Group the terms thereof and noted no material difference of such terms with the terms of the sale of same type of products by the Group to Xinan Aluminum.

Based on the above, in particular,

(i)	the nature of the transactions contemplated under the Xinan Agreement is within the Group's existing business activities;

(ii)	the reasons for entering into the Xinan Agreement as mentioned above;

(iii)

the price at which the products or services will be provided under the Xinan Agreement will be determined according to government direction or market forces or at Reasonable Costs plus an average profit margin in the same industry, and will be the same as the price at which such products or services are sold by the selling party to independent third parties; and

(iv)

both parties are entitled to sell the products or services to, or purchase the products or services from, third party if the third party purchases or sells the same or similar products or services at a more favourable price than the price available under the Xinan Agreement and both parties are entitled to purchase the products or services from third party if the provision of products or services by the selling party cannot meet the demand of the purchasing party, we concur with the view of the Directors that the entering into of the Xinan Agreement is in the interests of the Company and the Independent Shareholders as a whole and in the ordinary and usual course of business of the Group, and the terms thereof are on normal commercial terms and fair and reasonable so far as the interests of the Company and the Independent Shareholders are concerned.

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LETTER FROM TAIFOOK CAPITAL

3.	Proposed annual caps

As stated in the Letter from the Board, the historical amounts, estimated amounts and proposed annual caps of the Xinan Transactions are as follows:

Revenue

Historical amounts	Estimated amounts
Year ended	Eight months	Year ending
31 December	ended 31 August	31 December
(RMB million)	(RMB million)	(RMB million)
	2005	2006	2007	2008	2008	2009

Sale Transactions A	650	1,920	3,507	1,669	3,610	2,150
Sale Transactions B	1,000	3,184	4,400	2,668	4,500	4,100

Total	1,650	5,104	7,907	4,337	8,110	6,250
Proposed annual caps					9,000	7,000

Expenditure

Historical amounts	Estimated amounts
Year ended	Eight months	Year ending
31 December	ended 31 August	31 December
(RMB million)	(RMB million)	(RMB million)
	2005	2006	2007	2008	2008	2009

Purchase Transactions C	1,050	3,150	4,000	2,534	3,500	2,850
			(Note)
Purchase Transactions D	0	500	1,000	277	518	622

Total	1,050	3,650	5,000	2,811	4,018	3,472
Proposed annual caps					4,600	4,000

Note:

As stated in the Letter from the Board, Chalco SW Aluminum commenced its production in July 2005. In 2006, it had not yet reached its maximum annual production capacity of 350,000 tonnes as it normally takes some time for a factory to reach its full production capacity. This explains the initial transaction amounts of RMB1,050 million in 2005 and RMB3,150 million in 2006.

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LETTER FROM TAIFOOK CAPITAL

We have discussed with the management of the Group the basis of determining the proposed annual caps of the Xinan Transactions and understand that the following factors have been taken into consideration in determining the proposed annual caps:

(i)

For Sale Transactions A, we understand from the Directors that Xinan Aluminum and the Group entered into contracts in late 2007 and early 2008 pursuant to which the Group agreed to sell primary aluminum and aluminum alloy ingots to Xinan Aluminum in 2008. The estimated amount of Sale Transactions A for 2008 has been determined based on such contracts.

In estimating the amount of Sale Transactions A for 2009, the Company expects that the sale of primary aluminum to Xinan Aluminum Group will continue with a 20% growth assuming the business growth of Xinan Aluminum Group. We have reviewed the figures of revenue from principal operations of Xinan Aluminum Group from 2005 to 2007 and noted that the revenue from principal operations of Xinan Aluminum Group in 2006 and 2007 recorded a growth rate of more than 20% as compared to their respective previous years. Based on the aforesaid historical growth rates, we concur with the view of the Directors that the assumption of a 20% growth is reasonable.

On the other hand, the sale of aluminum alloy ingots by the Group to Xinan Aluminum Group is expected to cease for 2009 for reason that Chalco SW Aluminum will purchase more aluminum alloy ingots directly from the Group.

(ii)

For Sale Transactions B, we note that the estimated amount for 2008 is slightly higher than the historical amount in 2007. Such increase is mainly attributable to the Directors' expected increase in Chalco SW Aluminum's total production volume of aluminum alloy sheets and rolls in 2008 by approximately 13% as compared to previous year. Accordingly, although from July 2008 onwards Chalco SW Aluminum begins to sell part of its aluminum alloy sheets and rolls to the Group (instead of selling all of its aluminum alloy sheets and rolls to Xinan Aluminum prior to July 2008), the estimated amount for 2008 is higher than the historical amount in 2007.

In estimating the amount of Sale Transactions B for 2009, the Directors also assume a growth of approximately 14% in Chalco SW Aluminum's total production volume of aluminum alloy sheets and rolls and fabrication scraps in 2009 as compared to 2008. However, as the Directors expect that Chalco SW Aluminum will further increase its sales to the Group and third parties and reduce its sales to Xinan Aluminum Group, the estimated amount of Sale Transactions B for 2009 is lower than that for 2008.

As mentioned above, in estimating the amount of Sale Transactions B for 2008 and 2009, the Directors have assumed an annual growth in Chalco SW Aluminum's total production volume of aluminum alloy sheets or rolls and fabrication scraps by approximately 13% to 14%. We understand from the Directors that the revenue from principal operations and production volume of Chalco SW Aluminum in 2007 recorded a growth rate of over 30% as compared with 2006. As advised by the Directors, such high growth rate in 2007 over 2006 is mainly attributable to the fact that Chalco SW Aluminum commenced its production in the second half of 2005 and therefore in 2006, the factory had not reached its full production capacity and it takes some time for the factory to operate smoothly. Accordingly, the Directors expect that the production volume growth rate in 2008 and 2009 will be lower than that of 2007. Based on the above, we concur with the view of the Directors that the assumption of a 13% to 14% growth is reasonable.

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LETTER FROM TAIFOOK CAPITAL

(iii)

For Purchase Transactions C, we note that the estimated amount for 2008 is lower than the historical amount in 2007. We understand from the Directors that the Company and Chalco SW Aluminum entered into contracts in July 2008 pursuant to which Chalco SW Aluminum agreed to purchase a certain amount of aluminum alloy ingots from the Company's branches from July to December 2008. Accordingly, despite the expected increase in demand for aluminum alloy ingots by Chalco SW Aluminum as a result of expected growth in its total production volume, the Directors expect that the amount of aluminum alloy ingots purchased by Chalco SW Aluminum from Xinan Aluminum Group in 2008 will be lower than that in 2007 (given that Chalco SW Aluminum purchased all aluminum alloy ingots from Xinan Aluminum in 2007). This results in the decrease in the estimated amount of Purchase Transactions C in 2008.

In estimating the amount of Purchase Transactions C for 2009, the Directors also assume that Chalco SW Aluminum's total demand for aluminum alloy ingots in 2009 will be higher than 2008 due to the expected increase in its total production volume. However, as the Directors expect that Chalco SW Aluminum will further increase its purchase of aluminum alloy ingots from the Group and reduce its purchase of aluminum alloy ingots from Xinan Aluminum Group, the estimated amount of Purchase Transactions C for 2009 is lower than that for 2008.

(iv)

For Purchase Transactions D, we understand from the Directors that the estimated amount for 2008 has been determined based on the contracts entered into between Xinan Aluminum and Chalco International Trading in early 2008 for the purchase of aluminum fabrication products by Chalco International Trading from Xinan Aluminum during the year 2008. The estimated amount of Purchase Transactions D in 2009 is approximately RMB622 million, representing an increase of approximately 20% over the estimated amount of Purchase Transactions D of approximately RMB518 million in 2008 as the Directors expects that the amount of such transactions will increase in 2009. We note from the Letter from the Board that the historical amounts of Purchase Transactions D have significantly increased from nil in 2005 to approximately RMB500 million in 2006 and to approximately RMB1,000 million in 2007. Having considered the substantial growth in the historical amounts of Purchase Transactions D in 2006 and 2007 (as compared with their respective previous years), we consider that the percentage increase in the estimated amount of Purchase Transactions D of approximately 20% in 2009 over 2008 is reasonable.

(v)

As advised by the Directors, in arriving at the proposed annual caps of each of the above transactions, a buffer of approximately 11% to approximately 15% has been included to provide for the possible increase of the transaction amounts as a result of, among others, price fluctuations and transaction quantity. We understand from the Directors that the prices of aluminum alloy ingots, aluminum alloy sheets and rolls and fabrication scraps, and aluminum fabrication products are linked to the prices of primary aluminum. Based on information extracted from Bloomberg, we noted that the front futures closing prices of aluminum ingots quoted on the Shanghai Futures Exchange during the period from 1 September 2007 to 31 August 2008 ranged from RMB17,400 to RMB21,130 per tonne. The highest price

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LETTER FROM TAIFOOK CAPITAL

represents an increase of approximately 21% over the lowest price during the period. In addition, as mentioned above, following July 2008, Chalco SW Aluminum will gradually sell its products to third parties and/or to the Group for onward sale to the Group's customers and purchase aluminum alloy ingots from the Group instead of conducting all of its sales and purchases through Xinan Aluminum. In the event that such reorganisation is not carried out smoothly, the amount of sales to and purchases from the Group and/or third parties (as the case may be) by Chalco SW Aluminum may be affected. Based on the aforesaid, we concur with the view of the Directors that the buffer is reasonable.

We have reviewed information including, among others, (i) a copy of the contracts entered into (a) between Xinan Aluminum and the Group, (b) between the Company and Chalco SW Aluminum, and (c) between Xinan Aluminum and Chalco International Trading as mentioned in paragraphs (i), (iii) and (iv) above; (ii) the figures of revenue from principal operations of Xinan Aluminum Group from 2005 to 2007 and the production volume figures of Chalco SW Aluminum in 2006 and 2007 as provided by the Company; and (iii) the figures of revenue from principal operations of Chalco SW Aluminum in 2006 and 2007 as extracted from its audited accounts.

As advised by the Directors, in arriving at the annual caps, the Directors have not taken into consideration the impact of the current financial crisis, as the crisis has arisen only after the Directors have embarked on formulating the annual caps. However, based on the view of the Directors that it is difficult, if not impossible, for them to assess the extent of the impact of the financial crisis at this stage and having considered the bases adopted by the Company and factors considered by the Directors in estimating the proposed annual caps of the Xinan Transactions as mentioned above, we consider that the proposed annual caps of the Xinan Transactions for the year ending 31 December 2008 and 2009 are fair and reasonable.

(III)	RECOMMENDATION

Having considered the principal factors and reasons referred to the above and based on the view of the Directors that it is difficult, if not impossible, to assess the extent of the impact of the financial crisis as mentioned above, we consider that the entering into of the Xinan Agreement is in the interests of the Company and the Independent Shareholders as a whole and in the ordinary and usual course of business of the Group, and the terms thereof are on normal commercial terms and are fair and reasonable so far as the interests of the Company and the Independent Shareholders are concerned, and that the proposed revised annual caps of the Chinalco Transactions and the proposed annual caps of the Xinan Transactions for the two years ending 31 December 2009 are fair and reasonable so far as the interests of the Company and the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Xinan Transactions and the proposed revised annual caps of the Chinalco Transactions and the proposed annual caps of the Xinan Transactions for the two years ending 31 December 2009.

Yours faithfully,
For and on behalf of
Taifook Capital Limited
Derek C.O. Chan	Kenneth Ng
Managing Director	Director

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APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS

Director's, Chief Executive's and Supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures

At the Latest Practicable Date, none of the Directors, Chief Executive or Supervisors or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. At the Latest Practicable Date, none of the Directors, Chief Executive, Supervisors or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

Substantial Shareholders' and other Persons' Interests and Short Positions in Shares and Underlying Shares

At the Latest Practicable Date, so far as it is known to the Directors and the chief executive of the Company, the following persons (other than the Directors and the chief executives of the Company) have an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 of Part XV of the SFO: or are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group:

Percentage in
				the relevant	Percentage in
Name of substantial	Class of	Number of		class of	the total
shareholders	shares	shares held	Capacity	share capital	share capital

Chinalco#	A shares	5,656,357,045 (L)	Beneficial owner	59.04% (L)	41.82% (L)
and interests of
controlled
corporations

China Cinda Assets	A shares	900,559,074 (L)	Beneficial owner	9.40% (L)	6.66% (L)
Management Corporation

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APPENDIX	GENERAL INFORMATION

China Construction	A Shares	709,773,136 (L)	Beneficial owner	7.41% (L)	5.25% (L)
Bank Corporation

China Development Bank	A Shares	554,940,780 (L)	Beneficial owner	5.79% (L)	4.10% (L)

Templeton Asset	H Shares	479,874,475 (L)	Investment manager	12.17% (L)	3.55% (L)
Management Ltd.

HSBC Holdings plc	H Shares	288,269,475 (L)	Interests of controlled	7.31% (L)	2.13% (L)
		403,321,239 (S)	corporations	10.23% (S)	2.98% (S)

J.P. Morgan Fleming	H Shares	249,024,000 (L)	Investment manager	6.31% (L)	1.84% (L)
Asset Management			and interests of
Holdings Inc.			controlled
(Note 1)			corporations

Barclays PLC	H Shares	242,990,816 (L)	Interests of controlled	6.16% (L)	1.80% (L)
		33,980,000 (S)	corporations	0.86% (S)	0.25% (S)

#

These interests represented a direct interest of 5,214,407,195 A Shares held by Chinalco, and an aggregate interests in 441,949,850 A Shares held through various subsidiaries of Chinalco, comprising 351,217,795 A Shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A Shares held by Lanzhou Aluminum Factory, 4,119,573 A Shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,000 A Shares held by Shanxi Aluminum Plant.

Notes:

(L)	The letter "L" denotes a long position

(S)	The letter "S" denotes a short position

1.

These H Shares were held by J.P. Morgan Fleming Asset Management Holdings Inc. through its controlled corporations, of which 237,364,000 H Shares were held directly by JF Asset Management Limited in the capacity of investment manager and 11,660,000 H Shares were held directly by JF International Management Inc.

Save as disclosed above, as at the Latest Practicable Date, no other person (other than the directors and chief executive of the Company, whose interests are set out in the section "Directors' and chief executive's interests and short positions in shares, underlying shares and debentures" above) have registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporation that was required to be kept under Section 336 of the SFO.

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APPENDIX	GENERAL INFORMATION

3.	MATERIAL ADVERSE CHANGE

The Directors confirm that there is no material adverse change in the financial or trading position of the Group since 31 December 2007, being the date to which the latest published audited accounts of the Group were made up to.

4.	LITIGATION

As at the Latest Practicable Date, as far as the Directors are aware, no member of the Group was engaged in any litigation or claims of material importance which will have a material adverse impact on the Group and, as far as the Directors are aware, no litigation, arbitration or claim of material importance is pending or threatened against any member of the Group which will have a material adverse impact on the Group.

5.	EXPERT AND CONSENT

Taifook Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this circular:

		Date of	Nature of
Name	Qualification	opinion	opinion or advice

Taifook Capital	A licensed corporation	10 November	Independent financial
	under the SFO to carry	2008	adviser's opinion
out type 6 (advising
on corporate finance)
regulated activity

As at the Latest Practicable Date, Taifook Capital was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

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APPENDIX	GENERAL INFORMATION

7.	DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors, supervisors, proposed directors or proposed supervisors of the Company had any interest in any assets which have been since 31 December 2007 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

8.	DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

9.	PROCEDURE FOR DEMANDING A POLL

Pursuant to Articles 79 to 81 of the Articles of Association, a poll may be demanded at the EGM, before or after a vote is carried out by a show of hands:

(a)	by the chairman of the meeting;

(b)	by at least two Shareholders present in person or by proxy entitled to vote at the meeting; or

(c)	by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

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APPENDIX	GENERAL INFORMATION

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including Monday, 24 November 2008:

(a)	the Articles of Association of the Company;

(b)	the letter from the Independent Board Committee as set out in this circular;

(c)	the letter from Taifook Capital, the independent financial adviser, as set out in this circular;

(d)	the written consent of Taifook Capital referred to in this appendix;

(e)

the Provision of Engineering, Construction and Supervisory Services Agreement with Chinalco dated 5 November 2001 as supplemented by two extension agreements dated 28 June 2004 and 26 December 2006, respectively; and

(f)	the Mutual Provision of Products Framework Agreement with Xinan Aluminum dated 20 October 2008.

11.	MISCELLANEOUS

(a)

The secretary of the Company is Liu Qiang, who holds a Master's degree in English Literature with extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market.

(b)

Pursuant to the waiver granted by the Stock Exchange to the Company from strict compliance with Rule 3.24 of the Listing Rules in relation to the appointment of a qualified accountant to the Company, the Company has arranged Mr. Wang Jianhua, an associate member of the Association of Chartered Certified Accountants and a certified public accountant of the Chinese Institute of Certified Public Accountants, to provide assistance to Mr. Chen Jihua in the discharge of his duties as the qualified accountant under the Listing Rules.

(c)	The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(d)	The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(e)	The English text of this circular and the proxy form shall prevail over their respective Chinese text in the case of inconsistency.

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NOTICE OF 2008 THIRD EXTRAORDINARY GENERAL MEETING

Aluminum Corporation of China Limited* (A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF 2008 THIRD EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room, 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 29 December 2008 at 9:00 a.m. for the purpose of considering, and if thought fit, passing with or without modifications, the following resolutions.

ORDINARY RESOLUTIONS

"THAT
1.

the revisions of the annual caps for the existing non-exempt continuing connected transactions with Chinalco under the Provision of Engineering, Construction and Supervisory Services Agreement dated 5 November 2001, as extended by two extension agreements dated 28 June 2004 and 26 December 2006 respectively, to RMB11,000 million and RMB12,200 million for each of the two financial years ending 31 December 2009 be and are hereby approved;

2.

the new continuing connected transactions with Xinan Aluminum and the setting of the annual caps in relation to the sales of products to Xinan Aluminum at RMB9,000 million and RMB7,000 million and in relation to the purchase of products and services from Xinan Aluminum at RMB4,600 million and RMB4,000 million for each of the two financial years ending 31 December 2009 be and are hereby approved;

3.	the entering into by the Company of the Mutual Provision of Products and Services Framework Agreement with Xinan Aluminum be and is hereby approved;

4.

the board of directors of the Company be and is hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in its opinion may be necessary, desirable and expedient to implement and/or give effect to the resolutions 1 and 3 above; and

* For identification purposes only

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SPECIAL RESOLUTION

5.

To consider and approve the "Resolution to grant the board of directors of the Company a general mandate to repurchase H shares of the Company", which is a general mandate to authorise the board of directors to repurchase the H shares of the Company (including but not limited to authorising the board of directors to decide on the time, quantity and price of repurchase, to set up overseas stock accounts and to process the respective foreign exchange registration procedures, to inform creditors and to make announcement, to attend to filing with the China Securities Regulatory Commission, to cancel the repurchased shares, to amend articles of association and to process the respective registration and to execute and to deal with other documents and matters in relation to repurchase of shares) with an aggregate number not exceeding 10% of the aggregate number of H Shares in issue as at the date of the resolution passed in the general meetings. The mandate is valid from the date of passing of this resolution in the 2008 Third Extraordinary General Meeting, 2008 First Class Meeting of Holders of A Shares and 2008 First Class Meeting of Holders of H Shares (whichever is later) to the conclusion of 2008 Annual General Meeting of the Company to be held in 2009. The special resolution is as follows:

To authorize the board ("Board") of directors of the Company to repurchase H Shares of the Company (the "H Shares") subject to the following conditions:
(a)

subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (d) below) during which the Board may exercise all the powers of the Company to repurchase H Shares in issue of the Company on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"), subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the People's Republic of China (the "PRC"), the Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)

the aggregate nominal value of H Shares authorized to be repurchased pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)

the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the class meeting for holders of H Shares of the Company to be held on 29 December 2008 (or on such adjourned date as may be applicable); and the class meeting for holders of A Shares of the Company to be held on 29 December 2008 (or on such adjourned date as may be applicable);

(ii)

the approval of the State Administration of Foreign Exchange of the PRC and/or any other regulatory authorities as may be required by the laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)

the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in Article 28 of the Articles of Association of the Company;

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(d)	for the purpose of this special resolution, "Relevant Period" means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a period of twelve months following the passing of this special resolution; or

(iii)

the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H Shares or holders of A Shares of the Company at their respective class meetings; and

(e)	subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)

cancel the H Shares so repurchased upon the repurchase of H Shares as contemplated in paragraph (a) above, and to take such action and execute such documents as the Board deems desirable or necessary in relation to the repurchase of H Shares in accordance with the applicable laws, rules and regulations;

(ii)

make such amendments to the Articles of Association of the Company as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above;

(iii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC; and

(iv)

file a report with the China Securities Regulatory Commission after the Company has repurchased its H Shares as contemplated in paragraph (a) above in accordance with the applicable laws, rules and regulations."

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman

10 November 2008
Beijing, the PRC

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Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 29 November 2008 to Monday, 29 December 2008, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Friday, 28 November 2008 at 4:30 p.m. are entitled to attend this meeting. In order for holders of H Shares to be qualified for attendance at the EGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 28 November 2008 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slips for attending the EGM and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the EGM, i.e. no later than Tuesday, 9 December 2008.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8103
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a holder of H Shares who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment, thereof in order for such documents to be valid.

(g)

If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/ her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

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About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary